June 1, 2009

Sharon M. Blume

Assistant Chief Accountant

United States Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Re:	The Bancorp, Inc.
Form 10-K for the period ended December 31, 2008
File No. 0-51018

Dear Ms. Blume:

On behalf of The Bancorp, Inc. (the “Company”), I wish to respond to your comment letter dated May 6, 2009 concerning the above-referenced filing. For your convenience, I first restate your comments in italics and then provide the Company’s response.

Form 10-K for the Year Ended December 31, 2008

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note D – Investment Securities, page 64

1.	We note significant unrealized losses in your held-to-maturity portfolio at December 31, 2008. We have the following comments:

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please provide us a full detailed analysis of these securities’ impairment as of December 31, 2008 that identifies all available evidence, explains the relative significance of each piece of evidence and identifies the primary evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment. Specifically tell us if you considered all available evidence, including information received after year

Sharon M. Blume

United States Securities and Exchange Commission

June 1, 2009

end, affecting the projected cash flows as of the period end. We may have further comment based on your response; and

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please provide us, and consider disclosing in all future filings, a table detailing the following information for your trust preferred securities: deal name, single-issuer or pooled, class, book value, fair value, unrealized gain/loss, credit ratings, number of banks in issuance, deferrals and defaults as a percentage of collateral, and excess subordination after taking into account your best estimates of future interest deferrals and defaults.

At December 31, 2008, the held to maturity—other securities category consisted of six single issuer trust preferred securities issued by either banks or insurance companies and two pooled issuer trust preferred securities. The book value of the single issuer trust preferred securities was $21.5 million, of which four securities totaling $9.5 million were issued by four different banks and two securities totaling $12.0 million were issued by two different insurance companies. The two pooled trust preferred securities totaled $2.0 million.

The Company performs a review of the individual securities using a variety of information sources including public filings, such as earnings releases, 10-Q’s and 10-K’s and regulatory filings such as call reports. The Company underwrote the single issuer securities purchases initially the same way as it would a loan request, and the Company continues to review the available information in the same way it would review a loan. In performing its review the Company focuses on the issuer’s ability to repay the debt and its compliance with the terms of the debt instrument; in essence reviewing what the Company would, on the date of the review, lend the institution for the associated term. The Company’s review focuses on the issuer’s financial information. Within that review of the financial information, the Company analyzes the balance sheets to determine the distribution of the assets and the liabilities and the capital makeup and ratios, the income statement to see if the issuer is profitable and the circumstances that may have caused any deviations in core earnings, including impairment charges on goodwill, other than temporary impairment charges or one-time gains. Trends both positive and negative within the financial information are reviewed for their potential impact on the issuer and the ability for them to continue to make payments on outstanding obligations. For example, a trend that the Company monitors for bank issuers is the delinquency within the loan portfolio and the non-performing asset amounts. If these trends are negative or inconsistent with banks of similar loan portfolios, the Company will review additional information such as public releases or news articles relevant to the issuer to determine how

Sharon M. Blume

United States Securities and Exchange Commission

June 1, 2009

the issuer may be addressing the trends, including raising new capital or selling assets to reduce leverage or increase capital. The analysis performed on a quarterly basis for a single issuer bank trust preferred security focuses on the following criteria; capital, regulatory capital ratios, earnings, asset quality, liquidity and regulatory disclosures. For single issuer insurers, the Company evaluates capital, earnings, assets, liquidity and regulatory disclosures. For the pooled securities the Company reviews available ratings reports and the underlying collateral company’s performance.

The Chief Financial Officer and the Chief Credit Officer review the financial information on a quarterly basis and report the findings to the Company’s Asset Liability Committee. The Company relies primarily on the financial review it performs on its own behalf. The Company believes that changes in the fair value of its investment portfolio were driven by changes in the interest rate environment; those changes, along with changes in the in the perception of the given industry in which these securities are associated, have driven the values down from their original purchase amounts. The Company has both the ability and intent to hold the securities to maturity at which time it believes it will receive its principal in full.

The following table details the trust preferred securities within the held to maturity-other investment securities portfolio (in thousands):

Issuer	Type	Class	Book value	Fair value	Unrealized loss	Rating(1)
Patriot Capital Trust I	Single issuer	n/a	$2,461	$1,780	$(681)	Not rated

Ohio Savings Capital Trust I	Single issuer	n/a	2,090	1,778	(312)	BB

Gold Banc Trust III	Single issuer	n/a	3,115	1,683	(1,432)	Not rated

Columbia Financial Capital Trust I	Single issuer	n/a	1,869	1,439	(430)	Not rated

Ahusco Stat Trust II	Single issuer	n/a	8,654	7,541	(1,113)	Not rated

Amlin Plc	Single issuer	n/a	3,366	2,851	(515)	Not rated

Preferred Term Secs Ltd (2)	Pooled	Mezzanine	1,060	836	(224)	B1

MMCaps FDG I Ltd (3)	Pooled	Mezzanine	914	500	(414)	B1

			$23,529	$18,408	$(5,121)

(1)	Ratings presented as of December 31, 2008 and were determined by either Standard & Poor’s or Moody’s.
(2)	At December 31, 2008, there were 33 banks in the pool, of which total defaults and deferrals were 12.70% of current collateral.
(3)	At December 31, 2008, there were 29 banks in the pool, of which the total defaults and deferrals were 7.32% of current collateral.

For future filings, the Company will enhance its disclosures over the investments securities contained within the held to maturity - other securities category within the

Sharon M. Blume

United States Securities and Exchange Commission

June 1, 2009

management discussion and analysis section. The disclosure will include, at a minimum, the amount and number of securities by group (single issuer or pooled) and industry type.

Note L – Income Taxes, page 71

2.	Please tell how you determined that a valuation allowance was not necessary for deferred tax assets. Specifically detail the positive and negative evidence used to support your decision under paragraphs 23-24 of SFAS 109 (refer also paragraph 103).

At December 31, 2008, the Company had a deferred tax asset of $22.8 million of which $15.2 million is related to tax deductible goodwill. The Company considered the following factors in the evaluation of the realizability of the Company’s net deferred tax asset at December 31, 2008:

•	The Company has a history of taxable income over the past five years, which was the majority of its operating history.

•	The deferred tax asset related to the tax deductible goodwill is being amortized through 2022.

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The remaining net deferred tax assets are comprised of timing differences without expiration dates except for the net operating loss carryforwards (NOL carryforward). The NOL carryforward of $717,000 expires in 2022 and is subject to limitations of $478,000 per year.

The Company is projecting earnings in 2009 and in future periods based upon current asset earning potential. Based upon the taxable income history and the projections, as well as the length of the amortization period, the Company determined that a valuation allowance was not necessary at December 31, 2008.

Sincerely,

The Bancorp, Inc.

/s/ Martin F. Egan
Martin F. Egan
Chief Financial Officer and Secretary